FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Form 6-K dated June 20, 2002

Turkcell Iletisim Hizmetleri A.S.
(Translation of Registrant's Name Into English)

Turkcell Plaza
Mesrutiyet Caddesi No.153
80050 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes___   No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).)

Enclosure: Response to Information Request of Istanbul Stock Exchange dated June 20, 2002.

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS

Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebası
80050, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement in made pursuant to Circular VIII, No: 20 of the Capital Markets Board.

THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

ANKARA

Special Subjects:

Please find below the information requested by the letter dated June 19, 2002.

1- Pamukbank T.A.Ş. ("Pamukbank") has a direct ownership of 0.51% in Turkcell İletişim Hizmetleri A.Ş. ("Turkcell") with the nominal value of 2,563,847,917,000 TL.

   To the best of our knowledge, Pamukbank T.A.Ş. indirectly controls 7,87% with the nominal value of 39,346,500 million TL in Turkcell through its stake in Turkcell Holding A.Ş.

2- We do not have the information on the shareholder structure of Pamukbank T.A.Ş.

3- Information on the cash/non-cash loans outstanding from Pamukbank and other trade/non-trade payables and receivables to/from Pamukbank is attached.

4- Turkcell has no pledge, mortgage, guarantee or lien given to Pamukbank.

5- Information on trade/non-trade payables or receivables to/from the shareholders of Pamukbank is not available.

6- Turkcell has no pledge, mortgage, guarantee or lien given to the third parties on behalf of Pamukbank.

7- There is no legal action against Turkcell related to above mentioned transactions in items 4 and 6.

8- Under current circumstances, we cannot foresee any material impact of the Pamukbank takeover on our operations and financial position.

9- Other than the take over of Pamukbank, we are not aware of any other changes in our shareholder structure as a result of this transaction.

ATTACHEMENT

DIRECT COMMERCIAL RELATIONSHIP WITH PAMUKBANK

LOANS

We are working with Gayrettepe Corporate Branch
As of 17.06.2002,

-Short-Term Cash Loans:	:	0
-Medium-Long Term Cash Loans:	:	0

GUARANTEE

-Non-Cash Loans	:	0

CURRENT ACCOUNTS AND COLLECTION ACCOUNTS

-In Pamukbank Gayrettepe Branch, we have cheques of Pamukbank and other banks in favor of Turkcell with different maturity dates;

Total Amount : 9.297.680.078.057 TL

Pamukbank Gayrettepe Corporate Branch Account Number and Balance :

-Current Accounts

10000471	319.344.742	TRL
53000224	323.733,82	USD
2P000217	0	EUR
2P000045	0	EUR

-Deposit Accounts

4U450772	1	TRL
4U413053	1	TRL
4U412588	1	TRL

Pamukbank Gayrettepe Branch Account Number and Balance:

2P000171	70	EUR
55867375	0,04	GBP
53869537	0	USD
53869806	0	USD

Pamukbank Galatasaray Branch Account Number and Balance:

10211919 7.718.362.592 TL

10212040 547.652.563 TL

Pamukbank Adana Yağcami Branch Account Number and Balance:

10210899 0 TL (Turkcell Adana Regional Office Account)

COLLECTION ACCOUNTS

Our Collection accounts is at Pamukbank Gayrettepe Kurumsal Branch,

Also we have collection accounts provided below:
As of 17/6/2002 balances of the accounts that are confirmed with the Bank are as follows:

450-10000467	2.932.115.395.886 TL
450-10000468	378.079.885.481 TL
450-10000469	4.750.000.000 TL
450-10000470	9.791.050.000 TL
450-10100651	34.246.400.000 TL
450-10000598	29.054.468.293.566 TL
450-10000599	2.041.774.440.965 TL
450-10000604	134.252.100.000 TL
450-10100668	100.400.710.850 TL
450-10100665	2.589.812.500 TL
450-10100664	8.884.187.500 TL
450-10100710	1.564.044.981.095 TL
450-10100711	1.290.581.450.965 TL
450-10100712	59.449.514.668 TL
450-10100713	60.268.963.281 TL
450-10100714	185.773.591.904 TL

As of 18.06.2002 balances that are not confirmed with Banks yet ;

450-10000467	2.727.439.805.700 TL
450-10000468	47.855.985.481 TL
450-10000469	4.278.000.000 TL
450-10000470	9.971.050.000 TL
450-10100651	51.493.993.910 TL
450-10000598	29.332.970.543.896 TL
450-10000599	2.041.774.440.965 TL
450-10000604	137.397.900.000 TL
450-10100668	91.478.470.000 TL
450-10100710	1.586.474.737.644 TL
450-10100711	1.310.622.874.484 TL

450-10100712	59.768.978.549 TL
450-10100713	61.042.017.784 TL
450-10100714	190.513.333.189 TL
450-10100665	2.589.812.500 TL
450-10100664	8.884.187.500 TL

NON-COMMERCIAL RELATIONSHIP WITH PAMUKBANK

The portion of the Pamukbank shares which were pledged by Turkcell Holding to Deutsche Bank AG London as arranger for the USD 550 m 1999 Syndication Facility is %**1,68924**.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Turkcell Iletisim Hizmetleri A.S.

Date: June 20, 2002

By: Muzaffer Akpinar
Chief Executive Officer

M. Akpinar